EXHIBIT 99.9
Notice to ASX/LSE

27 May 2021

Publication of Report on Payments to Governments for the year ended 31 December 2020

Introduction

Our report on payments to governments made by Rio Tinto and its subsidiary undertakings for the year ended 31 December 2020 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015) was filed at Companies House today.  These UK Regulations enact domestic rules in line with Chapter 10 of the EU Accounting Directive.  The report also satisfies the requirements of Rule 4.3A of the Disclosure and Transparency Rules of the Financial Conduct Authority in the United Kingdom.

We also continue to publish, on a voluntary basis, our annual Taxes paid report.  The Taxes paid: Our economic contribution 2020 report is more comprehensive than the mandatory filing and includes the wider payments made by Rio Tinto to governments in each of the main countries in which we operate.
Rio Tinto paid US$8.4 billion of taxes and royalties and a further US$1.4 billion on behalf of its employees during 2020.

Our Taxes Paid report also includes information about our tax strategy and governance, international related party dealings and other disclosures.

The Taxes Paid: Our economic contribution 2020 report is available to download at
https://www.riotinto.com/invest/reports/taxes-paid-report-2020

Text of Report on Payments to Governments for the year 2020 filed at Companies House:

Notice to ASX/LSE Page 1 of 8

GOVERNMENT PAYMENTS BY TYPE
Country Code	Government	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Report Notes	Filing Date
AUS	AUSTRALIAN TAXATION OFFICE	Tax		0		USD	4,566,295,787	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
AUS	NORTHERN TERRITORY REVENUE OFFICE	Royalties		0		USD	38,207,716	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
AUS	NORTHERN TERRITORY REVENUE OFFICE	Fees		0		USD	4,496,744	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
AUS	STATE OF QUEENSLAND	Royalties		0		USD	122,643,456	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
AUS	STATE OF QUEENSLAND	Fees		0		USD	1,067,619	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
AUS	STATE OF WESTERN AUSTRALIA	Royalties		0		USD	1,786,932,069	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
AUS	STATE OF WESTERN AUSTRALIA	Fees		0		USD	3,925,369	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
BRA	FEDERAL REVENUE OF BRAZIL	Fees		0		USD	259,993	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	CANADA REVENUE AGENCY	Tax		0		USD	331,119,856	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Tax		0		USD	37,125,636	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	Fees		0		USD	103,686	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	INNU NATION (LABRADOR)	Fees		0		USD	2,389,678	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	Fees		0		USD	17,339,887	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	CONSEIL DES INNUS DE EKUANITSHIT	Fees		0		USD	2,717,551	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	NASKAPI NATION OF KAWAWACHIKAMACH	Fees		0		USD	223,932	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	LUTSEL K'E DENE FIRST NATION	Fees		0		USD	163,642	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Tax		0		USD	13,824,753	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	GOVERNMENT OF NORTHWEST TERRITORIES	Fees		0		USD	4,663,241	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	REVENU QUÉBEC	Tax		0		USD	7,121,530	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	TLICHO GOVERNMENT	Fees		0		USD	962,525	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-20	2		26-May-21
CAN	YELLOWKNIVES DENE FIRST NATION	Fees		0		USD	881,516	RIO TINTO PLC	00719885	A	Extractive Industry Reporting	31-Dec-20	2		26-May-21
CHL	CHILE - SERVICIO DE IMPUESTOS INTERNOS	Tax		0		USD	156,371	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Tax		0		USD	635,563	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21
MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Royalties		0		USD	2,138,602	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2		26-May-21

Notice to ASX/LSE Page 2 of 8

MDG	MADAGASCAR - GENERAL DIRECTION OF TAXES	Fees	0	USD	201,949	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG	GOBI OYU DEVELOPMENT SUPPORT FUND	Bonuses	0	USD	5,274,434	RIO TINTO PLC	00719885	B	Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG	KHANBOGD SUM	Fees	0	USD	348,553	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Royalties	0	USD	69,430,131	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG	UMNUGOBI AIMAG	Tax	0	USD	7,522,330	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG	MONGOLIA - GENERAL DEPARTMENT OF TAXATION	Fees	0	USD	221,807	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG	ULAANBAATAR CITY	Fees	0	USD	1,615,200	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG	UMNUGOBI AIMAG	Fees	0	USD	5,400,000	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
PER	PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	Fees	0	USD	12,119,922	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA	KERN COUNTY (CA)	Fees	0	USD	9,403,144	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA	SALT LAKE COUNTY (UT)	Fees	0	USD	38,648,323	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA	USA - INTERNAL REVENUE SERVICE	Tax	0	USD	(60,198,641)	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA	USA - INTERNAL REVENUE SERVICE	Fees	0	USD	1,246,156	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA	UTAH STATE TAX COMMISSION	Royalties	0	USD	9,331,992	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
ZAF	SOUTH AFRICAN REVENUE SERVICES	Tax	0	USD	53,944,908	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
ZAF	SOUTH AFRICAN REVENUE SERVICES	Royalties	0	USD	6,198,616	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
	TOTAL				7,106,105,546
Note A: This is 60% of total payment being Rio Tinto share of Diavik
Note B: Bonuses include amounts paid under Oyu Tolgoi LLC's Communities Co-operation Agreement

Notice to ASX/LSE Page 3 of 8

GOVERNMENT PAYMENT TOTALS
Government	Country Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
AUSTRALIAN TAXATION OFFICE	AUS	4,566,295,787	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
FEDERAL REVENUE OF BRAZIL	BRA	259,993	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
CANADA REVENUE AGENCY	CAN	331,119,856	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
CHILE - SERVICIO DE IMPUESTOS INTERNOS	CHL	156,371	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
GOBI OYU DEVELOPMENT SUPPORT FUND	MNG	5,274,434	USD	RIO TINTO PLC	00719885	31-Dec-20	2	D	Extractive Industry Reporting		26-May-21
INNU NATION (LABRADOR)	CAN	2,389,678	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
LES INNUS DE UASHAT MAK MANI-UTENAM AND LES INNUS DE MATIMEKUSH-LAC JOHN	CAN	17,339,887	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
CONSEIL DES INNUS DE EKUANITSHIT	CAN	2,717,551	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
KERN COUNTY (CA)	USA	9,403,144	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
KHANBOGD SUM	MNG	348,553	USD	RIO TINTO PLC	00719885	31-Dec-20	2	D	Extractive Industry Reporting		26-May-21
LUTSEL K'E DENE FIRST NATION	CAN	163,642	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
MADAGASCAR - GENERAL DIRECTION OF TAXES	MDG	2,976,114	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
MONGOLIA - GENERAL DEPARTMENT OF TAXATION	MNG	69,651,938	USD	RIO TINTO PLC	00719885	31-Dec-20	2	D	Extractive Industry Reporting		26-May-21
GOVERNMENT OF NEWFOUNDLAND AND LABRADOR	CAN	37,229,322	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
NORTHERN TERRITORY REVENUE OFFICE	AUS	42,704,460	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
GOVERNMENT OF NORTHWEST TERRITORIES	CAN	18,487,994	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
YELLOWKNIVES DENE FIRST NATION	CAN	881,516	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
PERU - THE NATIONAL SUPERINTENDENCY OF CUSTOMS AND TAX ADMINISTRATION	PER	12,119,922	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
REVENU QUÉBEC	CAN	7,121,530	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
STATE OF QUEENSLAND	AUS	123,711,075	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
SALT LAKE COUNTY (UT)	USA	38,648,323	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
SOUTH AFRICAN REVENUE SERVICES	ZAF	60,143,524	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
NASKAPI NATION OF KAWAWACHIKAMACH	CAN	223,932	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
TLICHO GOVERNMENT	CAN	962,525	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
ULAANBAATAR CITY	MNG	1,615,200	USD	RIO TINTO PLC	00719885	31-Dec-20	2	D	Extractive Industry Reporting		26-May-21
UMNUGOBI AIMAG	MNG	12,922,330	USD	RIO TINTO PLC	00719885	31-Dec-20	2	D	Extractive Industry Reporting		26-May-21
USA - INTERNAL REVENUE SERVICE	USA	(58,952,485)	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
UTAH STATE TAX COMMISSION	USA	9,331,992	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
STATE OF WESTERN AUSTRALIA	AUS	1,790,857,438	USD	RIO TINTO PLC	00719885	31-Dec-20	2	C	Extractive Industry Reporting		26-May-21
TOTAL		7,106,105,546
Note C: Amounts in local currency are converted to US$ at the average exchange rate for the year.
Note D: Amounts in local currency are converted to US$ at the exchange rate at the time the payments were made.

PROJECT PAYMENTS BY TYPE
Project Code	Project Name	Country Code List	Payment Type	Unit Measure	Volume	Valuation Method	Currency	Amount	Company Name	Company Number	Notes	Report Name	Report End Date	Version	Report Notes	Filing Date
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Tax		0		USD	4,616,014,627	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-20	2		26-May-21

Notice to ASX/LSE Page 4 of 8

AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Royalties	0	USD	1,779,079,959	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS01	PILBARA - WESTERN AUSTRALIA	AUS	Fees	0	USD	2,573,282	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
CAN01	IRON ORE COMPANY OF CANADA	CAN	Tax	0	USD	374,729,125	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
CAN01	IRON ORE COMPANY OF CANADA	CAN	Fees	0	USD	20,057,183	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG01	OYU TOLGOI - MONGOLIA	MNG	Tax	0	USD	7,522,330	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG01	OYU TOLGOI - MONGOLIA	MNG	Royalties	0	USD	69,430,131	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG01	OYU TOLGOI - MONGOLIA	MNG	Fees	0	USD	7,585,560	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MNG01	OYU TOLGOI - MONGOLIA	MNG	Bonuses	0	USD	5,274,434	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA01	KENNECOTT UTAH COPPER - US	USA	Tax	0	USD	(44,119,904)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA01	KENNECOTT UTAH COPPER - US	USA	Royalties	0	USD	9,331,992	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA01	KENNECOTT UTAH COPPER - US	USA	Fees	0	USD	38,648,323	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA02	RESOLUTION COPPER - US	USA	Tax	0	USD	(9,354,346)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS04	ARGYLE - AUSTRALIA	AUS	Tax	0	USD	(21,159,343)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS04	ARGYLE - AUSTRALIA	AUS	Royalties	0	USD	6,183,561	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS04	ARGYLE - AUSTRALIA	AUS	Fees	0	USD	1,039,418	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
CAN02	DIAVIK - CANADA	CAN	Tax	0	USD	14,130,116	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
CAN02	DIAVIK - CANADA	CAN	Fees	0	USD	6,670,924	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Tax	0	USD	(443,369)	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
CAN03	RIO TINTO FER ET TITANE - CANADA	CAN	Fees	0	USD	2,717,551	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MDG01	QIT MADAGASCAR MINERALS	MDG	Tax	0	USD	635,563	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MDG01	QIT MADAGASCAR MINERALS	MDG	Royalties	0	USD	2,138,602	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
MDG01	QIT MADAGASCAR MINERALS	MDG	Fees	0	USD	201,949	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Tax	0	USD	53,944,908	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
ZAF01	RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF	Royalties	0	USD	6,198,616	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA03	US BORAX	USA	Tax	0	USD	6,198,217	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-20	2	26-May-21
USA03	US BORAX	USA	Fees	0	USD	9,403,144	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21

Notice to ASX/LSE Page 5 of 8

AUS05	DAMPIER SALT - AUSTRALIA	AUS	Tax	0	USD	19,413,623	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Royalties	0	USD	1,668,548	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS05	DAMPIER SALT - AUSTRALIA	AUS	Fees	0	USD	312,668	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS06	GOVE - AUSTRALIA	AUS	Royalties	0	USD	38,207,716	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS06	GOVE - AUSTRALIA	AUS	Fees	0	USD	4,496,744	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Tax	0	USD	(9,214,117)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Royalties	0	USD	122,643,456	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUS07	WEIPA INCLUDING AMRUN - AUSTRALIA	AUS	Fees	0	USD	1,067,619	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
AUSEXP01	EXPLORATION - AUSTRALIA	AUS	Tax	0	USD	(38,759,001)	RIO TINTO PLC	00719885	F	Extractive Industry Reporting	31-Dec-20	2	26-May-21
CHLEXP01	EXPLORATION - CHILE	CHL	Tax	0	USD	156,371	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
BRAEXP01	EXPLORATION - BRAZIL	BRA	Fees	0	USD	259,993	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
PEREXP01	EXPLORATION - PERU	PER	Fees	0	USD	12,119,922	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
USAEXP01	EXPLORATION - US	USA	Tax	0	USD	(12,146,705)	RIO TINTO PLC	00719885	E	Extractive Industry Reporting	31-Dec-20	2	26-May-21
USAEXP01	EXPLORATION - US	USA	Fees	0	USD	1,246,156	RIO TINTO PLC	00719885		Extractive Industry Reporting	31-Dec-20	2	26-May-21
	TOTAL					7,106,105,546
Note E: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group.
Note F: Project amount includes payments / refunds between entities within tax groups where final payments to government are paid by the head / representative entity on behalf of the tax group. This does not represent an actual refund from the Australian Tax Office.

Notice to ASX/LSE Page 6 of 8

PROJECT PAYMENT TOTALS
Project Name	Project Code	Amount	Currency	Company Name	Company Number	Report End Date	Version	Notes	Report Name	Report Notes	Filing Date
PILBARA - WESTERN AUSTRALIA	AUS01	6,397,667,868	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
IRON ORE COMPANY OF CANADA	CAN01	394,786,308	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
OYU TOLGOI - MONGOLIA	MNG01	89,812,455	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
KENNECOTT UTAH COPPER - US	USA01	3,860,411	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
RESOLUTION COPPER - US	USA02	(9,354,346)	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
QIT MADAGASCAR MINERALS	MDG01	2,976,114	USD	RIO TINTO PLC	00719886	31-Dec-20	2		Extractive Industry Reporting		26-May-21
ARGYLE - AUSTRALIA	AUS04	(13,936,364)	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
DIAVIK - CANADA	CAN02	20,801,040	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
RIO TINTO FER ET TITANE - CANADA	CAN03	2,274,182	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
RICHARDS BAY MINERALS - SOUTH AFRICA	ZAF01	60,143,524	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
US BORAX	USA03	15,601,361	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
DAMPIER SALT - AUSTRALIA	AUS05	21,394,839	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
GOVE - AUSTRALIA	AUS06	42,704,460	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
WEIPA INCLUDING AMRUN - AUSTRALIA	AUS07	114,496,958	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
EXPLORATION - AUSTRALIA	AUSEXP01	(38,759,001)	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
EXPLORATION - CHILE	CHLEXP01	156,371	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
EXPLORATION - BRAZIL	BRAEXP01	259,993	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
EXPLORATION - PERU	PEREXP01	12,119,922	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
EXPLORATION - US	USAEXP01	(10,900,549)	USD	RIO TINTO PLC	00719885	31-Dec-20	2		Extractive Industry Reporting		26-May-21
TOTAL		7,106,105,546

Notice to ASX/LSE Page 7 of 8

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

Contacts     Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

Notice to ASX/LSE Page 8 of 8